Exhibit 4.15

DATED 24 April 2015

LOMBARD MEDICAL, INC

LOMBARD MEDICAL

TECHNOLOGIES LIMITED

LOMBARD MEDICAL LIMITED

as Guarantors

and

OXFORD FINANCE LLC

as Collateral Agent

GUARANTEE AND INDEMNITY

GREENBERG TRAURIG MAHER LLP

7TH FLOOR

200 GRAY’S INN ROAD

LONDON WC1X 8XZ

TABLE OF CONTENTS

1.	INTERPRETATION	1
2.	GUARANTEE	4
3.	JOINT AND SEVERAL	4
4.	CONTINUING SECURITY	5
5.	REPRESENTATIONS AND WARRANTIES	7
6.	UNDERTAKINGS	10
7.	PAYMENTS	13
8.	SET-OFF	14
9.	COSTS AND EXPENSES	14
10.	REMEDIES AND WAIVERS	15
11.	ADDITIONAL PROVISIONS	15
12.	ASSIGNMENTS AND TRANSFERS	16
13.	AMENDMENTS	16
14.	NOTICES	16
15.	COUNTERPARTS	16
16.	GOVERNING LAW	16
17.	ACCESSION OF ADDITIONAL GUARANTOR	16
18.	ENFORCEMENT	16
SCHEDULE 1 ORIGINAL GUARANTORS		1

THIS DEED of Guarantee and Indemnity is dated 24 April 2015 and made between:

(1)	THE COMPANIES listed in Schedule 1 as original guarantors (each an “Original Guarantor”) and

(2)	OXFORD FINANCE LLC as security agent and collateral agent (the “Collateral Agent”).

INTRODUCTION

(A)	Pursuant to a loan and security agreement dated on or about the date of this Deed (the “Agreement” and made between Lombard Medical Technologies, Inc, (in its capacity as “Borrower”), the Collateral Agent and the Lenders (as defined therein), the Lenders have agreed to make a certain facilities to the Borrower.

(B)	The Borrower is the 100% owned subsidiary of Lombard Medical Technologies Limited, which is in turn the 100% owned subsidiary of Lombard Medical, Inc. (the “Lombard Cayman Guarantor”).

(C)	It is a condition precedent to the making of facilities under the Agreement, that each of the Original Guarantors enters into this Deed.

(D)	Each Guarantor and the Collateral Agent intend this Deed to take effect as a deed notwithstanding that a party may execute it under hand.

THIS DEED WITNESSES that:

1.	INTERPRETATION

1.1	Definitions

In this Deed the following terms have the meanings given to them in this Clause.

“Additional Guarantor” means any member of the Group which accedes to this Deed after the date of this Deed in accordance with Clause 17 (Accession of Additional Guarantors).

“Blocked Account” means a new account in the name of Lombard Medical Technologies Limited or an existing account which following the occurrence of an Excess (as defined in clause 6.7 (Blocked Account)) is designated as a “Blocked Account” by both Lombard Medical Technologies Limited and the Collateral Agent, in each case with an account bank acceptable to the Collateral Agent and over which Lombard Medical Technologies Limited has granted a first ranking security interest in favour of the Collateral Agent, in form and substance satisfactory to the Collateral Agent and, from which, following designation as a Blocked Account, no withdrawals may be made without the consent of the Collateral Agent.

“Dormant Company” has the meaning given to that term in section 1169 Companies Act 2006.

“Finance Party” means the Collateral Agent and any Lender.

“German Subsidiary” means Lombard Medical Technologies GmbH whose registered address is Otto-Lindenmeyer Strasse 28, D-86153, Augsburg, Germany.

“Group” means Lombard Medical, Inc and any of its Subsidiaries.

“Guarantor” means each Original Guarantor and any Additional Guarantor.

“Insolvent” means in relation to a person, that person is:

(a)	unable or admits inability to pay its debts as they fall due;

(b)	is deemed to, or is declared to, be unable to pay its debts under applicable law;

(c)	suspends or threatens to suspend making payments on any of its debts;

(d)	by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to rescheduling any of its indebtedness;

(e)	the value of its assets is less than its liabilities (taking into account contingent and prospective liabilities); or

(f)	a moratorium is declared in respect of any indebtedness of it.

“Japanese Distribution Agreement” means the distribution agreement dated 29 September 2010 between Lombard Medical Technologies plc and Medico’s Hirata Inc. relating to the distribution of Aorfix™ in Japan.

“Obligations” has the meaning given to it in the Agreement save that for the purposes of this Deed any references to the “Borrower” shall be construed as a reference to any an “Obligor”.

“Obligor” means the Borrower and a Guarantor.

“Subsidiary” means a “subsidiary undertaking” within the meaning of section 1162 of the Companies Act 2001.

“Tax” means any tax, levy, impost, duty, withholding or other charge of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same) in any applicable jurisdiction.

“Tax Credit” means a credit against, relief or remission for, or repayment of any Tax.

“UK Debenture” means the English law debenture dated on or about the date of this Deed between Lombard Medical Technologies Limited, Lombard Medical Limited and the Collateral Agent.

“UK Security Documents” means this Deed, the UK Debenture, the UK Share Charge and any other document entered into by a member of the Group governed by English law which creates or is expressed to create any Lien over all or part of its assets in respect of the Obligations.

“UK Share Charge” means the English law share charge dated on about the date of this Deed between Lombard Medical, Inc. and the Collateral Agent relating to certain shares in Lombard Medical Technologies Limited.

1.2	Construction

1.2.1	Unless a contrary indication appears, a term defined in the Agreement has the same meaning in this Deed.

1.2.2	Any reference in this Deed to:

(a)	the “Collateral Agent”, any Lender, any Guarantor, the Borrower or any other person shall be construed so far as to include its successors in title, permitted assignee and permitted transferees, or of its rights and obligations under the Loan Documents and, in the case of the Collateral Agent, any person for the time being appointed as Collateral Agent, in accordance with the Agreement;

(b)	“assets includes present and future properties, renewals and rights of each description;

(c)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership or other entity (whether or not having separate legal personality);

(d)	“VAT” means value added tax as provided for in the Value Added Tax Act 1994 and any other tax of a similar nature in any applicable jurisdiction;

(e)	the “winding-up”, “dissolution” or “administration” of a company or corporation shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business including, without limitation, the seeking of liquidation, winding-up, reorganisation, dissolution, administration, arrangement, adjustment, protection from creditors or relief of debtors;

(f)	a reference in this Deed to any agreement or document (including a Loan Document) or to any agreement or document entered into pursuant to or in accordance with any such agreement or document is a reference to:

(i)	this Deed or other agreement or document as amended, novated, supplemented, extended or restated (however fundamental); and

(ii)	any other agreement or document whereby such agreement or document is so amended, restated, varied, novated or supplemented or which is entered into pursuant to or in accordance with any such agreement or document (however fundamental);

(g)	a provision of law is a reference to that provision as amended or re-enacted;

(h)	Clause and Schedule headings are for ease of reference only and shall not affect the construction of this Deed;

(i)	a time of day is a reference to London time;

(j)	a “regulation” includes any regulation, rule, official, directive, request or guideline whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self- regulatory or other authority or organization;

(k)	“including” shall be construed as meaning “including, without limitation”; and

(l)	“indebtedness” includes any obligation (whether named as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent.

1.3	Trust

The Collateral Agent holds the benefit of this Deed, including the rights granted in it, on trust for the Finance Parties on the terms set out in the Agreement and the UK Security Documents. To the extent of any inconsistency, the provisions of the Agreement shall prevail.

1.4	Perpetuity period

The perpetuity period applicable to any trusts declared or created by this Deed shall be 125 years.

1.5	Third Party Rights

Other than an Indemnified Person, a person which is not a party to this Deed shall have no rights to enforce the provisions of this Deed other than those it would have had if the Contracts (Rights of Third Parties) Act 1999 had not come into force.

1.6	Currency symbols and definitions

$US denotes the lawful currency of the United states of America.

2.	GUARANTEE

2.1	Guarantee and Indemnity

Each Guarantor irrevocably and unconditionally:

2.1.1	guarantees to the Collateral Agent, punctual performance by an Obligor of all the obligations of that Obligor under or pursuant to the Loan Documents;

2.1.2	undertakes with the Collateral Agent that whenever any Obligor does not pay any amount when due (allowing for any applicable grace period) under or connection with the Loan Documents, that Guarantor shall immediately on demand pay that amount as if it was the primary obligor; and

2.1.3	indemnifies each Finance Party immediately on demand from and against any actual cost, loss or liability incurred by it as a result of any of the obligations of an Obligor under or pursuant to any Loan Document being or becoming unenforceable, invalid or illegal for any reason whatsoever or howsoever arising, whether or not known to a Finance Party, the amount of such cost, loss or liability being the amount which the Finance Party would otherwise have been entitled to recover from the Borrower but for such unenforceability, invalidity or illegality.

2.2	Demands

2.2.1	The amount specified in a demand made by the Collateral Agent pursuant to this Deed as to the amount of any Obligation or the amount due from a Guarantor under this Deed shall, save for manifest error, be conclusive and binding on a Guarantor.

2.2.2	Multiple demands may be made under this Deed from time to time, and the liabilities and obligations of each Guarantor under this Deed may be enforced, irrespective of whether any demands, steps or proceedings are being or have been made or taken against another Obligor.

2.3	Interest

If the Collateral Agent makes a demand under this Deed, a Guarantor shall pay interest on each sum demanded from its due date (before and after any judgment and to the extent, interest at the rate applicable to the relevant sum(s) is not otherwise being paid on such sum(s)) until the date of payment calculated on a daily basis at the rate determined in accordance with the provisions of Clause 2.3(b) (Default interest) of the Agreement.

3.	JOINT AND SEVERAL

The obligations of each Guarantor under this Deed are joint and several.

4.	CONTINUING SECURITY

4.1	Continuing Obligations

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by an Obligor under the Loan Documents regardless of any intermediate payment or discharge in whole or in part.

4.2	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of an Obligor or any security for those obligations or otherwise) is made by the Collateral Agent in whole or in part on the faith of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of a Guarantor under this Deed will continue or be reinstated as if the discharge, release or arrangement had not occurred.

4.3	New Accounts

If the Collateral Agent makes demand of the Guarantor for payment of the Obligations or any of them:

4.3.1	the Collateral Agent may open a new account or accounts in respect of the Obligations or any of them (and if it does not do so it shall be treated as if it had done so at the time it made such demand); and

4.3.2	thereafter any amounts paid by a Guarantor to the Collateral Agent in respect of the Obligations shall be credited (or be treated as having been credited) to such new account or accounts and not as having been applied in or towards payment of the Obligations or any of them.

4.4	Waiver of Defences

The obligations of a Guarantor under this Deed will not be affected by any act, omission, matter or thing which, but for this Clause 4, would reduce, release or prejudice any of its obligations under this Deed (without limitation and whether or not known to it or a Finance Party) including:

4.4.1	any time, waiver or consent granted to, or composition with, an Obligor or other person;

4.4.2	the release of an Obligor or any other person under the terms of any composition or arrangement with any creditor of an Obligor or any other person;

4.4.3	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, an Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

4.4.4	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

4.4.5	any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case, however fundamental, whether or not more onerous and of whatsoever nature) or replacement of any Loan Document any other agreement, guarantee or security including without limitation, any change of the purpose of, any extension or an increase in any security or the addition or any new facility, credit or financial accommodation being provided or any other document or security;

4.4.6	any failure to take, or fully to take, any security contemplated by a Loan Document or otherwise agreed to be taken in respect of an Obligor’s obligations under the Loan Document;

4.4.7	any failure to realise or fully to realise the value of, or any release, discharge, exchange or substitution of, any security taken in respect of an Obligor’s Obligations; or

4.4.8	any unenforceability, illegality or invalidity of any obligation of any person under any Loan Document or any other agreement, guarantee or security; or

4.4.9	any insolvency or similar proceedings.

4.5	Guarantor Intent

Without prejudice to the generality of clause 4.4 (Waiver of Defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to a Loan Document and/or any facility or amount made available, or financial accommodation made under any Loan Document for the purposes of or in connection with any of the following; business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new companies; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

4.6	Immediate Recourse

The Guarantor waives any right it may have of first requiring the Collateral Agent to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Guarantor under this Deed. This waiver applies irrespective of any law or any provision of any Loan Document to the contrary.

4.7	Deferral of Guarantor’s Rights

Until all amounts which may be or become payable by an Obligor under or in connection with any Loan Document have been irrevocably paid in full and unless the Collateral Agent otherwise directs, a Guarantor will not exercise any rights (its “rights of recourse”) which it may have by reason of performance by it of its obligations under this Deed or by reason of any amount being payable, or liability arising, under this Deed:

4.7.1	to be indemnified by another Obligor or to claim any contribution from any other Guarantor or any other Obligor of an Obligor’s obligations under the Loan Documents;

4.7.2	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of any Finance Party under the Loan Documents or of any other guarantee or security taken pursuant to, or in connection with, the Loan Documents by a Finance Party;

4.7.3	to bring legal or other proceedings for an order requiring an Obligor to make any payment or perform any obligation in respect of which a Guarantor has given a guarantee, undertaking or indemnity under this Deed;

4.7.4	to exercise any right of set-off or counterclaim against an Obligor; and/or

4.7.5	to claim or prove as a creditor of an Obligor or any other person or its estate in competition with a Finance Party.

If a Guarantor receives any benefit, payment or distribution in relation to such rights, it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to a Finance Party under or in connection with the Loan Documents on trust for, the Collateral Agent for application in accordance with the terms of this Deed as if such monies, rights or security were held or received by the Collateral Agent under this Deed.

4.8	Appropriation

Until all amounts which may be or become payable by an Obligor under or in connection with the Loan Agreement have been irrevocably paid in full, the Collateral Agent may:

4.8.1	refrain from applying or enforcing any other moneys, security or rights held or received by a Finance Party in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and a Guarantor shall not be entitled to the benefit of the same; and

4.8.2	hold in a suspense account any moneys received from a Guarantor or on account of the Guarantor’s liability under this Deed.

4.9	Additional Security

The guarantee constituted by this Deed is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by a Finance Party.

5.	REPRESENTATIONS AND WARRANTIES

Each Guarantor (except where applied only to certain Guarantors) makes the representations and warranties set out in Clauses 5.1 (Status) to 5.21 (No Misleading Information) on the date of this Deed and acknowledges that the Finance Parties have agreed to extend credit to the Borrower and to accept this Deed in reliance on those representations and warranties.

5.1	Status

5.1.1	It is a limited liability company duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

5.1.2	It has the power to own its assets and carry on its business as it is being conducted.

5.2	Binding Obligations

The obligations expressed to be assumed by it in this Deed are its legal, valid, binding and enforceable obligations.

5.3	No Conflicts

The entry into and performance by it of this Deed does not and will not conflict with the provisions of:

5.3.1	any agreement instrument binding upon it or any of its assets,

5.3.2	its constitutional documents (including any members’ agreement), or

5.3.3	any applicable law, regulation or official or judicial order applicable to it.

5.4	Power and Authority

It has the power to enter into this Deed and to exercise its rights and perform its obligations under this Deed and all corporate and other action required to authorise its execution of this Deed, its exercise of such rights and its performance of such obligations has been duly taken.

5.5	Validity and Admissibility in Evidence

All acts, conditions and things required to be done, fulfilled and performed in order:

5.5.1	to enable it lawfully to enter into, exercise its rights under and perform and comply with the obligations expressed to be assumed by it in this Deed,

5.5.2	to ensure that the obligations expressed to be assumed by it in this Deed are legal, valid and binding, and

5.5.3	to make this Deed admissible in evidence in any relevant jurisdiction,

have been done, fulfilled and performed.

5.6	No Winding-Up

5.6.1	It has not taken any corporate action nor have any other steps been taken or legal proceedings been started or threatened against it for its winding-up, dissolution, administration or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of it or of any or all of its assets or revenues.

5.6.2	It is not Insolvent.

5.7	No Filing or Stamp Taxes

It is not necessary that this Deed be filed, recorded or enrolled with any court or other authority in such jurisdiction or that any stamp, registration, notarial or other Taxes or fees be paid on or in relation to this Deed.

5.8	Deductions of Tax

It is not required to make any deduction for or on account of Tax from any payment it may make under this Deed.

5.9	No Default

It is not in breach of or in default under any agreement to which it is a party or which is binding on it or any of its assets to an extent or in a manner which might have a material adverse effect on its business or financial condition.

5.10	No Security from the Borrower or Guarantor

It has not requested or taken any Lien from any Obligor for any obligation (whether present or future, actual or contingent) of the Obligor.

5.11	Security and Financial Indebtedness

The following representation and warranty is provided only by the Lombard Cayman Guarantor:

5.11.1	No Liens exists over all or any of the present or future assets of any member of the Group other than as permitted by the Agreement and the other Loan Documents.

5.11.2	No member of the Group has any Indebtedness outstanding other than as permitted by the Agreement.

5.12	Good title to assets

It and each of its Subsidiaries has a good, valid and marketable title to, or valid leases or licences of, and all appropriate authorisations to use, the assets necessary to carry on its business as presently conducted.

5.13	Legal and beneficial ownership.

It and each of its Subsidiaries is the sole legal and beneficial owner of the respective assets over which it purports to grant Liens.

5.14	Intellectual Property

It and each of its Subsidiaries is the sole owner of the Intellectual Property each respectively purports to own, free and clear of all Liens other than Permitted Liens. Except as noted on the Perfection Certificates, neither it nor any of its Subsidiaries is a party to, nor is bound by, any material license or other material agreement with respect to which it or such Subsidiary is the licensee that (i) prohibits or otherwise restricts it or its Subsidiaries from granting a security interest in its or such Subsidiaries’ interest in such material license or material agreement or any other property, or (ii) for which a default under or termination of could interfere with a Finance Party’s right to sell any Collateral. It shall provide written notice to the Collateral Agent within ten (10) days of it or any of its Subsidiaries entering into or becoming bound by any license or agreement with respect to which it or any Subsidiary is the licensee (other than over the counter software that is commercially available to the public).

5.15	Dormant Companies

LionMedical Limited (company number 03950383), PolyBioMed Limited (company number 03283135) and Lombard Medical (Scottish) Limited (company number SC270178) are Dormant Companies.

5.16	Inventory

All inventory is in all material respects of good and marketable quality, free from material defects.

5.17	No Proceedings Pending or Threatened

There are no actions, suits, investigations, or proceedings pending or, to the knowledge of the Responsible Officers, threatened in writing by or against it or any of its Subsidiaries involving more than One Hundred Thousand Dollars (US$100,000.00) in aggregate.

5.18	Centre of Main Interests and Establishments

For the purposes of The Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings (the “Regulation”) its “centre of main interest” (as that term is used in Article 3(1) of the Regulation) is situated in its jurisdiction of incorporation and it has no “establishment” (as that term is used in Article 2(h) of the Regulations) in any other jurisdiction.

5.19	Anti-corruption law

Each member of the Group has conducted its businesses in compliance with applicable anticorruption laws and has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws

5.20	Taxation

5.20.1	It is not (and none of its Subsidiaries is) materially overdue in the filing of any Tax returns and it is not (and none of its Subsidiaries is) overdue in the payment of any amount in respect of Tax unless such Tax is being contested in accordance with the following sentence. It and each of its Subsidiaries, may defer payment of any contested Tax, provided that it or such Subsidiary, (a) in good faith contests its obligation to pay the Tax by appropriate proceedings promptly and diligently instituted and conducted, (b) notifies the Collateral Agent in writing of the commencement of, and any material development in, the proceedings, and (c) posts bonds or takes any other steps required to prevent the Governmental Authority levying such contested taxes from obtaining a Lien upon any of the Collateral that is other than a Permitted Lien.

5.20.2	No claims or investigations are being, or are reasonably likely to be, made or conducted against it (or any of its Subsidiaries) with respect to Taxes

5.20.3	It is resident for Tax purposes only in its jurisdiction of incorporation.

5.21	No Misleading Information

5.21.1	Any factual information provided by it was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

5.21.2	All material written information provided to a Finance Party by or on behalf of it in connection with this Deed is accurate in all material respects and not misleading in any material respect.

5.22	Pensions

5.22.1	neither it nor any of its Subsidiaries is or has at any time been an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pensions Schemes Act 1993); and

5.22.2	neither it nor any of its Subsidiaries is or has at any time been “connected” with or an “associate” of (as those terms are used in sections 38 and 43 of the Pensions Act 2004) such an employer

5.23	Repetition

The representation and warranties set out above:

5.23.1	will be made on the date of this Deed; and

5.23.2	are deemed to be repeated on each date on which there are any outstanding Obligations with reference to the facts and circumstances then existing.

6.	UNDERTAKINGS

6.1	Authorisations

Each Guarantor shall obtain, comply with the terms of and do all that is necessary to maintain in full force and effect all authorisations, approvals, licences and consents required in or by the laws and regulations of its jurisdiction of incorporation to enable it lawfully to enter into and perform its obligations under this Deed and to ensure the legality, validity, enforceability and admissibility in evidence in any applicable jurisdiction of this Deed.

6.2	Compliance with laws

Each Guarantor shall (and the Lombard Cayman Guarantor shall ensure that each member of the Group will) comply in all respects with all laws and regulations to which it may be subject

6.3	No Action

No Guarantor shall take any action which would cause any of the representations made in Clause 5 (Representations and Warranties) to be untrue at anytime during the continuation of this Deed.

6.4	Notification of Default

Each Guarantor shall notify the Collateral Agent of the occurrence of any event of default (howsoever described, or arising,) promptly upon becoming aware of its occurrence (unless that Guarantor is aware that a notification has already been provided by another Obligor.

6.5	Pari Passu Claims

Each Guarantor shall ensure that the claims of the Collateral Agent against it under this Deed will rank at least pari passu with the claims of all its other unsecured creditors save those whose claims are mandatorily preferred by reason of any bankruptcy, insolvency, liquidation or other similar laws of general application.

6.6	Use of proceeds

Each Guarantor shall, to the extent it has the power to do so, procure that the Borrower shall use the proceeds of the Credit Extensions solely for the purposes described in Clause 5.9 of the Agreement and shall ensure that none of the proceeds of any facilities under the Agreement are on-lent or otherwise contributed or utilized by a Dormant Company and that the Dormant Companies shall remain dormant. No more than US$2,000,000 (or equivalent in other currencies) in aggregate per Financial Year (the “Capped Amount”) may be loaned, or otherwise contributed to, or utilized by the German Subsidiary, and, for the avoidance of doubt, no more than US$400,000 of the Capped Amount shall be held in an account of the German Subsidiary at any time.

6.7	Blocked Account

If any Financial Indebtedness owing under the Japanese Distribution Agreement exceeds at any time $US2,500,000, (any such amount in excess being the “Excess”), Lombard Medical Technologies Limited will promptly, and the Lombard Cayman Guarantor shall procure that it will comply, transfer an amount equal to the Excess to the Blocked Account.

6.8	Protection of Intellectual Property Rights

6.8.1	Each Guarantor shall and shall procure that each of its Subsidiaries shall:

(a)	use commercially reasonable efforts to protect, defend and maintain the validity and enforceability of its Intellectual Property that is material to such Guarantor or Subsidiary’s business;

(b)	promptly advise Collateral Agent in writing of material infringement by a third party of its Intellectual Property; and

(c)	not allow any Intellectual Property material to such Guarantor or Subsidiary’s business to be abandoned, forfeited or dedicated to the public without Collateral Agent’s prior written consent.

6.8.2	Each Guarantor shall provide to each Lender prompt notice of any event that could reasonably be expected to materially and adversely affect the value of the Intellectual Property

6.9	Dispositions.

Each Guarantor shall not, and shall not permit any of its Subsidiaries, without the prior written consent of the Required Lenders to convey, sell, lease, transfer, assign, or otherwise dispose of (collectively, “Transfer”), or permit any of its Subsidiaries to Transfer, all or any part of its business or property, except for Transfers (a) of Inventory in the ordinary course of business; (b) of worn out or obsolete Equipment; (c) in connection with Permitted Liens, Permitted Investments and Permitted Licenses; and (d) of cash from any of its bank accounts in the normal course of business.

6.10	Changes in Business, Management, Ownership, or Business Locations.

Each Guarantor shall not, and shall not permit any of its Subsidiaries, without the prior written consent of the Required Lenders, to:

6.10.1	engage in or permit any of its Subsidiaries to engage in any business other than the businesses engaged in by such Guarantor as of the Effective Date or reasonably related thereto;

6.10.2	liquidate or dissolve; or

6.10.3

(a)	any Key Person shall cease to be actively engaged in the management of Borrower unless written notice thereof is provided to Collateral Agent within 15 days of such change, or

(b)	enter into any transaction or series of related transactions in which the stockholders of such Guarantor who were not stockholders immediately prior to the first such transaction own more than forty nine percent (49%) of the voting stock of such Guarantor immediately after giving effect to such transaction or related series of such transactions (other than by the sale of such Guarantor’s equity securities in a public offering, a private placement of public equity or to venture capital investors so long as such Guarantor identifies to Collateral Agent the venture capital investors prior to the closing of the transaction). Each Guarantor shall not, without at least thirty (30) days’ prior written notice to Collateral Agent:

(i)	add any new offices or business locations, including warehouses (unless such new offices or business locations contain less than One Hundred Thousand Dollars ($100,000.00) in assets or property of such Guarantor or any of its Subsidiaries);

(ii)	change its jurisdiction of organization,

(iii)	change its organizational structure or type,

(iv)	change its legal name, or

(v)	change any organizational number (if any) assigned by its jurisdiction of organization.

6.11	Mergers or Acquisitions.

Each Guarantor shall not without the prior written consent of the Required Lenders to merge or consolidate, or permit any of its Subsidiaries to merge or consolidate, with any other Person, or acquire, or permit any of its Subsidiaries to acquire, all or substantially all of the capital stock, shares or property of another Person. A Subsidiary may merge or consolidate into another Subsidiary (provided such surviving Subsidiary is a “co Borrower” under the Agreement or has provided a secured Guaranty of Borrower’s Obligations under the

Agreement) or with (or into) Borrower provided Borrower is the surviving legal entity, and as long as no Event of Default is occurring prior thereto or arises as a result therefrom. Without limiting the foregoing, each Guarantor shall not, without Collateral Agent’s prior written consent, enter into any binding contractual arrangement with any Person to attempt to facilitate a merger or acquisition of such Guarantor, unless (i) no Event of Default exists when such agreement is entered into by such Guarantor, (ii) such agreement does not give such Person the right to claim any fees, payments or damages from such Guarantor in excess of Two Hundred Fifty Thousand Dollars ($250,000), and (iii) such Guarantor notifies Collateral Agent in advance of entering into such an agreement.

7.	PAYMENTS

7.1	Grossing Up

Each payment made by the Guarantor to the Collateral Agent under this Deed shall be made free and clear of and without deduction for or on account of Tax unless the Guarantor is required to make such payment subject to the deduction or withholding of Tax, in which case the sum payable by the Guarantor in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of the required deduction or withholding, the Collateral Agent receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.

7.2	Tax Credit

If a Chargor makes an increased Tax payment to the Collateral Agent under Clause 16.1 and the Collateral Agent reasonably determines that:

(a)	a Tax Credit is attributable to that Tax payment; and

(b)	that Collateral Agent has obtained, utilised and retained that Tax Credit,

the Collateral Agent shall pay an amount to the Chargor which the Collateral Agent reasonably determines will leave it (after that payment) in the same after-Tax position as it would have been in had the increased Tax payment under Clause 16.1 not been made by the Chargor, provided that any costs of such determination reasonably incurred by the Collateral Agent shall be borne by the Chargor.

7.3	Stamp taxes

Each Guarantor shall pay and, within three (3) Business Days of demand, indemnify the Collateral Agent against any cost, loss or liability that a Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of this Deed.

7.4	Value added tax

7.4.1	All amounts set out, or expressed in a Loan Document to be payable which (in whole or in part) constitute the consideration for a supply or supplies for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply, and accordingly, subject to sub-clause 6.3.2 below, if VAT is or becomes chargeable on any supply made by either Party to the other under a Loan Document, such Party receiving the relevant supply shall pay to the Party making the supply (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of such VAT.

7.4.2	Where a Loan Document requires either Party to reimburse or indemnify the other Party for any cost or expense, such reimbursing Party shall reimburse or indemnify (as the case may be) the other Party for the full amount of such cost or expense including such part thereof as represents VAT save to the extent that the relevant Party being reimbursed reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

7.4.3	In relation to any supply made by either Party to the other under a Loan Document, if reasonably requested by either the Collateral Agent or the Guarantor, such Party receiving the supply must promptly provide the Collateral Agent or the Guarantor (as the case may be) with details of its VAT registration and such other information as is reasonably requested in connection with the Party making the supply’s VAT reporting requirements in relation to such supply.

7.5	Payments without Set-off

All payment to be made by a Guarantor under this Deed shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim.

7.6	Manner of Payment

Each payment made by a Guarantor under this Deed shall be paid in the manner required by the Collateral Agent.

8.	SET-OFF

The Guarantor authorizes the Collateral Agent (which shall not be obliged to exercise this right) to apply any credit balance to which the Guarantor is entitled on any account of the Guarantor with the Collateral Agent in satisfaction of any sum which is due and payable from the Guarantor to the Collateral Agent under this Deed and remains unpaid; and for this purpose, the Collateral Agent is authorized to purchase with the monies standing to the credit of any such account such other currencies as may be necessary to effect such application.

9.	COSTS AND EXPENSES

9.1	Transaction Costs

Each Guarantor shall promptly on demand pay the Collateral Agent the amount of all costs and expenses (including legal fees), and any VAT thereon, incurred by the Collateral Agent in connection with the negotiation, preparation and execution of this Deed.

9.2	Stamp Taxes

Each Guarantor shall promptly on demand pay all stamp, registration and other taxes to which this Deed or any judgment given in connection with this Deed is or at any time may be subject and shall on demand indemnify the Collateral agent against any liabilities, costs, claims and expenses (including legal fees) resulting from any failure to pay or delay in paying any such tax.

9.3	Indemnity

Each Guarantor shall indemnify and hold harmless the Collateral Agent, each Lender, any of their respective officers, directors, employees, agents or receivers (each an “Indemnified Person”) on demand from and against any and all costs, claims losses, expenses (including legal fees) and liabilities, and any VAT thereon; which the Collateral Agent may incur as a result of the exercise, preservation and/or enforcement by the Collateral Agent of any of its rights and powers under this Deed or by law.

10.	REMEDIES AND WAIVERS

No failure by the Collateral Agent to exercise, nor any delay by the Collateral Agent in exercising, any right or remedy under this Deed shall operate as a waiver thereof nor shall any single or partial exercise of any such right or remedy prevent any further or other exercise thereof or the exercise of any other such right or remedy.

11.	ADDITIONAL PROVISIONS

11.1	Partial Invalidity

If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect or this Deed is or becomes ineffective in any respect under the law of any jurisdiction, such illegality, invalidity, unenforceability or ineffectiveness shall not affect:

11.1.1	the legality, validity or enforceability of the remaining provisions of this Deed or the effectiveness in any other respect of this Deed under such law; or

11.1.2	the legality, validity or enforceability of such provision or the effectiveness of this Deed under the law of any other jurisdiction.

11.2	Potentially Avoided Payments

If the Collateral Agent reasonably determines that an amount paid to it under any Finance Document is reasonably likely to be capable of being avoided or otherwise set aside on the liquidation or administration of the person by whom such amount was paid, then for the purposes of this Deed, such amount shall be regarded as not having been paid.

11.3	Currency Conversion

11.3.1	Any amount due to a Finance Party in respect of an Obligation in a currency other than US$ (as provided for in a Loan Document) shall be converted into US at the Collateral Agent’s spot rate of exchange for the purchase of US$ with such other currency at or about 10.00 a.m. on the day on which the Collateral Agent shall have made demand of a Guarantor pursuant to Clause 2.1 (Guarantee and Indemnity).

11.3.2	In order to apply any sum held or received by the Collateral Agent in or towards payment of the Obligations, the Collateral Agent may purchase an amount in another currency and the rate of exchange to be used shall be that at which, at such time as it considers appropriate, the Collateral Agent is able to effect such purchase.

11.4	Currency Indemnity

If any sum due from a Guarantor under this Deed or any order or judgment given or made in relation to this Deed has to be converted from the currency (the “first currency”) in which the same is payable under this Deed or under such order or judgment into another currency (the “second currency”) for the purpose of:

11.4.1	making or filing a claim or proof against a Guarantor;

11.4.2	obtaining an order or judgment in any court or other tribunal; or

11.4.3	enforcing any order or judgment given or made in relation to this Deed,

11.4.4	such Guarantor shall on demand indemnify and hold harmless the Collateral Agent from and against any loss suffered or incurred as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which the Collateral Agent may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof.

11.5	Rights Cumulative

The rights and remedies provided by this Deed are cumulative and not exclusive of any rights or remedies provided by law.

12.	ASSIGNMENTS AND TRANSFERS

12.1	The Guarantors’ Rights and Obligations

The rights and obligations of a Guarantor under this Deed are not assignable or transferable and a Guarantor shall not purport to assign or transfer any or all such rights or obligations.

12.2	The Collateral Agent’s Rights

The rights of the Collateral Agent under this Deed are assignable in whole or in part and the Collateral Agent may assign all or any such rights without the consent of the Guarantor.

12.3	This Deed shall remain in effect despite any amalgamation or merger (however effected) relating to the Collateral Agent.

13.	AMENDMENTS

Amendments will only be effective if agreed to by both parties in writing.

14.	NOTICES

The provisions of clause 10 (Notices) of the Agreement shall be deemed incorporated herein, as if set out in this Deed, mutatis mutandis save that the addresses and details for each Guarantor are as set out below its attestation clause, or such other address as a Guarantor shall notify in writing to the Collateral Agent after the date of this Deed.

15.	COUNTERPARTS

This Deed may be executed in counterparts and such counterparts taken together shall constitute one and the same instrument.

16.	GOVERNING LAW

This Deed, including any non-contractual obligations arising out of or in connection with it shall be construed in accordance with, English law.

17.	ACCESSION OF ADDITIONAL GUARANTOR

The Lombard Cayman Guarantor may (at its sole discretion) procure that any of its Subsidiaries (other than Dormant Companies) which are not Grantors shall accede to the provision of this Deed as an Additional Guarantor by the delivery to the Collateral Agent of a duly completed and executed accession deed together with such other documentation and evidence as the Collateral Agent shall require, acting reasonably, each in a form and substance satisfactory to it.

18.	ENFORCEMENT

18.1	Jurisdiction of English Courts

18.1.1	The Courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including a dispute relating to the existence, validity or termination of this Deed or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

18.1.2	The Guarantor and the Collateral Agent agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly, the Guarantor and the Collateral Agent will not argue to the contrary.

18.1.3	This Clause is for the benefit of the Collateral Agent only. As a result the Collateral Agent shall not be prevented from taking proceedings relating to a Dispute in any courts with jurisdiction. To the extent allowed by law, the Collateral Agent may take concurrent proceedings in any number of jurisdictions.

18.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law the Lombard Cayman Guarantor:

18.2.1	irrevocably appoints Lombard Medical Technologies Limited as its agent for service of process in relation to any proceedings before the English courts in connection with this Deed; and

18.2.2	agrees that failure by a process agent to notify it of the process will not invalidate the proceedings concerned; and

18.2.3	if any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Lombard Cayman Guarantor must immediately (and in any event within ten (10) days of such event taking place) appoint another agent on terms acceptable to the Collateral Agent. Failing this, the Collateral Agent may (at the expense of the Lombard Cayman Guarantor) appoint another agent for this purpose.

IN WITNESS whereof as this Deed has been duly executed and delivered as a deed on the date first above written.

SCHEDULE 1

ORIGINAL GUARANTORS

Guarantor	Jurisdiction	Company Number
Lombard Medical, Inc.	Cayman Islands	284377
Lombard Medical Technologies Limited	England and Wales	04636949
Lombard Medical Limited	England and Wales	02998639

1

SIGNATORIES

THE GUARANTORS
EXECUTED as a deed by	)
Director, duly authorised for and on behalf of	)

LOMBARD MEDICAL, INC, in the presence of:	)

Signature of Witness:

Name of Witness:		Chris Alano

Address of Witness:		15420 Laguna Canyon Rd. STE 260

Irvine, CA 92618

Occupation of Witness:		Senior Accountant

Address for notices:	Lombard Medical, Technologies Inc.

15420 Laguna Canyon Road, Suite. 260 Irvine,

CA 92618 USA

Bill.Kullback@lombardmedical.com

Fax number:	(+1) 949 379 3760

For the attention of:	Bill Kullback

2

EXECUTED as a deed by Director, duly authorised for and on behalf of	) )

LOMBARD MEDICAL TECHNOLOGIES	)
LIMITED, in the presence of:

Signature of Witness:

Name of Witness:		Tina Lai

Address of Witness:		15420 Laguna Canyon Rd., Suite 260

Irvine, CA 92618

Occupation of Witness:		VP of Global Marketing

Address for notices:	Lombard Medical, Technologies Inc.

15420 Laguna Canyon Road, Suite. 260 Irvine,

CA 92618 USA

Bill.Kullback@lombardmedical.com

Fax number:	(+1) 949 379 3760

For the attention of:	Bill Kullback

EXECUTED as a deed by Director, duly authorised for and on behalf of	) )

LOMBARD MEDICAL LIMITED, in the presence	)
of:

Signature of Witness:

Name of Witness:		Tina Lai

Address of Witness:		15420 Laguna Canyon Rd., Suite 260

Irvine, CA 92618

Occupation of Witness:		VP of Global Marketing

Address for notices:	Lombard Medical, Technologies Inc.

15420 Laguna Canyon Road, Suite. 260 Irvine,

CA 92618 USA

Bill.Kullback@lombardmedical.com

Fax number:	(+1) 949 379 3760

For the attention of:	Bill Kullback

3

THE COLLATERAL AGENT
EXECUTED as a deed by	)
a duly authorized signatory for and on behalf of	)

OXFORD FINANCE LLC:	)
Hans S. Houser
Chief Credit Officer & Senior Vice President

4